EXHIBIT 99.1

Ultrapetrol Completes the Sale of 14 Barges Built in Company's Punta Alvear Yard in South America

NASSAU, Bahamas, May 31, 2012 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR) (the "Company"), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced the sale of 14 wet and dry barges to a third party in Colombia. The barges are scheduled for delivery in the second half of 2012 and will provide the Company with proceeds of $20.3 million, of which 50% has been advanced by the buyer.

Felipe Menendez, President and Chief Executive Officer, stated, "We are pleased to have completed the sale of 14 barges to a Colombian customer. This transaction is consistent with our strategy of utilizing our state-of-the-art barge building facility to increase EBITDA through both fleet growth and the sale of barges. We intend to continue to look for similar opportunities that enable us to provide barges to third parties."

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

The Ultrapetrol (Bahamas) Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=3164.

ULTR-G

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